October 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Attention:  Rufus Decker

Lisa Etheredge

Re:                             Universal Hospital Services, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 22, 2012

Response dated September 24, 2012

Dear Mr. Decker and Ms. Etheredge:

Set forth below are the responses of Universal Hospital Services, Inc. (the “Company”) to the comments raised in the letter dated October 1, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing. For reference purposes, the Staff’s comments have been reproduced below, followed by the Company’s response to each comment.  We appreciate the time and effort the Staff has dedicated to reviewing our disclosures.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Medical Equipment Outsourcing Segment — Manage & Utilize, page 41

1. We note your response to comment five from our letter dated August 15, 2012.  So that we may more fully understand your response, please address the following:

•                  Tell us how making this accounting change prospectively starting in the third quarter of 2012 is consistent with the guidance in ASC 250-10-45-14 and 45-16 as well as ASC 270-10-45-15 and 45-16;

•                  Show us how your materiality assessment considered both quarterly and year to date trends in revenues, cost of sales and gross margin percentages for 2012 compared to 2011; and

•                  Please confirm that 2.3% difference in sales and 6.7% change in cost of sales for the three months ended March 31, 2012 are accurate.  If they are accurate, please clarify for us how the percentages were calculated.

Response:

The Company does not believe that the guidance set forth in ASC 250-10-45-14 and ASC 250-10-45-16 referencing a change in accounting principle in an interim period is applicable to the Company’s correction of the accounting for the net gains realized as a result of recalled infusion pumps as it was not the result of a change in accounting principle.  We believe the correct guidance to consider is that which relates to the correction of an error in previously issued financial statements.  We accordingly referred to ASC 250-10-45-27, which discusses the materiality for the purpose of reporting the correction of an error.  This guidance states that the evaluation of the amount of the error shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  The Company continues to believe the error in classification in financial statement presentation of the recalled equipment gains within revenue rather than cost of sales is not material to the projected full fiscal year results for the year ended December 31, 2012 nor the full fiscal year results for the years ended December 31, 2011 and 2010.  The impact on the projected 2012 full year results would be an approximate 3.7% reduction to revenue and a 5.6% reduction to cost of sales.  The reclassification of amounts from revenue to cost of sales reduces revenue by 4.3% and 1.7% and reduces cost of sales by 6.5% and 2.6% for the years ended December 31, 2011 and 2010, respectively.  As demonstrated by the tables below, the amounts are also not material to any quarter, however, solely from a quantitative perspective, the adjustments to cost of sales and gross margin to the second quarter of 2012 may appear to be material to that quarter.  However, the Company does not believe the second quarter 2012 adjustment is material considering both a quantitative and qualitative assessment and considering the impact on the full fiscal year is not material.  In addition, the error does not have any impact to the overall trend in earnings and has a minimal impact on the trend of revenues, cost of sales, and gross margin percentages as demonstrated in the tables below.  The Company concluded that the impact is immaterial to each full fiscal year and each quarter, and thus, correction of previous periods within our financial statements is not warranted.  Please note that the Company previously provided a qualitative analysis of the impact of the error in our prior response dated September 24, 2012, and therefore, have not repeated such assessment within this letter.

We provide below the materiality assessment in graph format for the quarterly and yearly trends in revenues, cost of sales, and gross margin percentages.

The Revenue Trend table above reflects the Company’s quarterly and yearly revenue including projected revenues for the last two quarters of 2012 and full year 2012.  The table shows revenue as reported and also adjusted for the correction of the classification of the recall gains.  In Q3 and Q4 of 2012 the trend lines come together as the recall gains will be recorded in cost of sales.  For all periods presented, the trend of revenue growth is relatively unchanged, and therefore, the Company believes that the error is not material to the trend in revenue.

The Cost of Sales Trend table above reflects the Company’s quarterly and yearly cost of sales, including projected cost of sales for the last two quarters of 2012 and full year 2012.  The table shows cost of sales as reported and also adjusted for the correction of the classification of the recall gains.  In Q3 and Q4 of 2012 the trend lines come together as the recall gains will be recorded in cost of sales.  For all periods presented, with the exception of the second quarter of 2012 as discussed above, the trend of cost of sales is relatively unchanged, and therefore, the Company believes that the error is not material to the trend in cost of sales.

The Gross Margin Percentage Trend table above reflects the Company’s quarterly and yearly gross margin percentages, including projected gross margin percentages for the last two quarters of 2012 and full year 2012.  The table shows gross margin as reported and also adjusted for the correction of the classification of the recall gains.  In Q3 and Q4 of 2012 the trend lines come together as the recall gains will be recorded in cost of sales.  For all periods presented, the gross margin percentage trend is relatively unchanged, and therefore, the Company believes that the error is not material to the trend in gross margin percentage.  Additionally, the Company notes that if prior periods were revised to correct the error in classification, gross margin percentages would actually increase rather than decline since revenue would be reduced.

We confirm that the 2.3% difference in sales and 6.7% change in cost of sales for the three months ended March 31, 2012 are not accurate.  The percentages were calculated using the net recall gains instead of using the recall gains that were classified as revenue.  The corrected sentence should read:  For the three months ended March 31, 2012, and the six months ended June 30, 2012, revenue is reduced by 2.5% and 7.1%, and the cost of sales by 3.8% and 11.2%, respectively.

*   *   *   *

We hope the foregoing has been responsive to the Staff’s comments.  Please address any questions to Scott Christensen at (952) 607-3087.

Sincerely,

/s/ Rex T. Clevenger	/s/ Scott A. Christensen

Rex T. Clevenger	Scott A. Christensen
Executive Vice President and Chief Financial Officer	Controller and Chief Accounting Officer

Cc:  Lee M. Pulju, General Counsel